EXHIBIT 12

Toy "R" Us, Inc.
Computation of Historical Ratios of Earnings to Fixed Charges (a)
(In Millions, Except Ratio Data)

	Fiscal Years Ended
(In millions)	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008
Consolidated pretax earnings from continuing operations	$150	$132	$344	$218	$220
Noncontrolling interest	2	(1)	(8)	(7)	2
Interest capitalized during period	(1)	(1)	—	(1)	(1)
Total fixed charges	688	756	677	600	657
Adjusted earnings from continuing operations	$839	$886	$1,013	$810	$878

Fixed Charges
Interest expense	$442	$521	$447	$419	$503
Interest capitalized during the period	1	1	—	1	1
Interest portion of rental expense	245	234	230	180	153
Total Fixed Charges	$688	$756	$677	$600	$657
Ratio of Earnings to Fixed Charges	1.22	1.17	1.50	1.35	1.34
(a) For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations before noncontrolling interest and income taxes, (ii) interest expense, including the portion of rents representative of an interest factor and (iii) amortization of debt issuance costs. Fixed charges consist of interest expense, amortization of debt issuance costs and the portions of rents representative of an interest factor.

Rent expense, net of sublease income	$588	$570	$519	$503	$476
Capitalization factor	5.2	5.0	5.3	6.7	7.3
Weighted average cost of long-term debt	8.0%	8.2%	8.3%	5.3%	4.4%
Interest in rent expense	$245	$234	$230	$180	$153
% of interest to rent expense	42%	41%	44%	36%	32%